

November 10, 2011

<u>Via E-mail</u>
Mr. Charles E. Peters, Jr.
Executive Vice President and Chief Financial Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

      Re: Red Hat, Inc.
             Form 10-K for the fiscal year ended February 28, 2011
             Filed April 29, 2011
             File No. 001-33162

Dear Mr. Peters:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Patrick Gilmore

                                 Patrick Gilmore
                                 Accounting Branch Chief